UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	As at 31 May 2007	As at 31 May 2006	As at 30 November 2006 (Audited)
	$	$	$

Assets

Current
Cash and cash equivalents (Note 3)	32,844,518	25,970,065	30,149,153
Available for sale investments	-	82,000	72,000
Amounts receivable (Note 4)	400,087	141,196	358,427
Prepaid expenses	99,665	79,897	111,016

	33,344,270	26,273,158	30,690,596

Property, plant and equipment (Note 5)	382,343	89,483	107,424

	33,726,613	26,362,641	30,798,020

Liabilities

Current
Accounts payable and accrued liabilities (Note 7)	1,419,527	981,991	465,922
Deferred tax liability (Note 12)	2,382,426	-	-

	3,801,953	981,991	465,922

Shareholders’ equity
Capital stock (Note 9)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 May 2007 – 102,682,511 common shares
31 May 2006 – 88,118,367 common shares
30 November 2006 – 96,251,717 common shares	36,079,102	26,743,205	36,879,416
Contributed surplus (Note 9)	3,652,666	1,549,505	3,429,508
Share subscriptions received in advance	-	97,500	7,500
Warrants (Note 9)	7,541,325	6,936,162	9,459,394
Deficit, accumulated during the exploration stage	(17,348,433)	(9,945,722)	(19,443,720)

	29,924,660	25,380,650	30,332,098

	33,726,613	26,362,641	30,798,020

Nature and Continuance of Operations (Note 1) and Commitments (Note 11)
Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)
On behalf of the Board: “/s/ Tim Coupland” Director “/s/ Michael Bogin” Director Tim Coupland Michael Bogin

The accompanying notes are an integral part of these financial statements.

(1)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 May 2007	For the three month period ended 31 May 2006	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$	$	$

Expenses
Mineral properties expenditures (Schedule 1)	1,561,168	1,644,372	1,923,022	2,093,199
General and administrative (Schedule 2)	885,827	407,040	1,599,064	1,803,511

Net loss before other items and income taxes	(2,446,995)	(2,051,412)	(3,522,086)	(3,896,710)

Other items
Interest income	344,153	154,331	667,636	286,099
Gain on sale of available for sale investments	68,576	-	126,466	-

Net loss before income taxes	(2,034,266)	(1,897,081)	(2,727,984)	(3,610,611)

Future income tax recovery (Note 12)	666,347	-	4,823,271	1,478,400

Net income (loss) for the period	(1,367,919)	(1,897,081)	2,095,287	(2,132,211)

Basic earnings (loss) per common share (Note 2)	(0.014)	(0.023)	0.021	(0.028)
Diluted earnings (loss) per common share (Note 2)	(0.014)	(0.023)	0.019	(0.028)

Weighted average number of common shares outstanding
Basic	99,694,610	81,143,523	98,096,529	76,749,710
Diluted	114,935,750	81,143,523	113,337,669	76,749,710

Comprehensive income
Net income (loss) for the period	(1,367,919)	(1,897,081)	2,095,287	(2,132,211)
Realization of gain on available for sale investments	(69,000)	-	-	-

Total comprehensive income (loss) for the period	(1,436,919)	(1,897,081)	2,095,287	(2,132,211)

Basic comprehensive earnings (loss) per common share	(0.014)	(0.023)	0.021	(0.028)
Diluted comprehensive earnings (loss) per common share	(0.014)	(0.023)	0.019	(0.028)

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

For the three month period ended 31 May 2007		For the three month period ended 31 May 2006	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$	$	$

Cash flows from operating activities
Net income (loss) for the period	(1,367,919)	(1,897,081)	2,095,287	(2,132,211)
Adjustments to reconcile income (loss) to net cash used by operating activities
Acquisition of mineral property interests (Note 6 and 13)	-	-	-	182,500
Accrued interest income	(47,127)	-	(212,852)	-
Amortization of property, plant and equipment	21,206	5,018	27,412	6,514
Gain on sale of available for sale investments (Note 13)	(68,576)	-	(126,466)	-
Future income tax recovery (Note 12)	(666,347)	-	(4,823,271)	(1,478,400)
Stock-based compensation (Note 10)	210,192	63,280	430,277	1,214,738

	(1,918,571)	(1,828,783)	(2,609,613)	(2,206,859)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(130,264)	15,941	171,192	(100,353)
(Increase) decrease in prepaid expenses	5,381	(79,897)	11,351	(79,897)
Increase in accounts payable and accrued liabilities	1,054,334	915,058	953,605	902,403

	(989,120)	(977,681)	(1,473,465)	(1,484,706)

Cash flows from investing activities
Purchase of property, plant and equipment	(299,999)	(61,631)	(302,331)	(81,884)
Proceeds on sale of available for sale investments	104,576	-	198,466	-

	(195,423)	(61,631)	(103,865)	(81,884)

Cash flows from financing activities
Issuance of flow-through shares for cash	-	6,942,843	-	6,942,843
Issuance of warrants for cash	-	3,232,156	-	3,232,156
Warrants exercised	3,916,090	3,731,971	3,960,195	5,487,044
Options exercised	7,500	200,000	320,000	300,000
Share issuance costs	-	(364,756)	-	(364,756)
Share subscriptions received in advance	-	(407,689)	(7,500)	97,500

	3,923,590	13,334,525	4,272,695	15,694,787

Increase in cash and cash equivalents	2,739,047	12,295,213	2,695,365	14,128,197

Cash and cash equivalents, beginning of period	30,105,471	13,674,852	30,149,153	11,841,868

Cash and cash equivalents, end of period	32,844,518	25,970,065	32,844,518	25,970,065

Restricted Cash and Cash Equivalents (Note 3) Supplemental Disclosures with Respect to Cash Flows (Note 13)

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	6,942,843
Flow-through shares issued – cash ($1.90 per unit)	6,380,000	9,613,448	-	-	-	9,613,448
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	741,200
Warrants exercised ($0.75 per share)	3,155,550	3,353,119	-	(986,456)	-	2,366,663
Warrants exercised ($0.65 per share)	1,228,750	1,214,681	-	(415,994)	-	798,687
Agent compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	8,633
Agent compensation warrants exercised ($0.40 per share)	51,622	25,945	-	(5,296)	-	20,649
Agent compensation warrants exercised ($0.36 per share)	200,468	94,422	-	(22,254)	-	72,168
Agent compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	38,303
Agent compensation warrants exercised ($0.65 per unit)	656,787	649,266	-	(222,355)	-	426,911
Agent compensation warrants exercised ($0.45 per unit)	1,985,664	1,694,744	-	(801,196)	-	893,548
Agent compensation warrants exercised ($0.75 per share)	935,691	701,768	-	-	-	701,768
Stock options exercised ($0.20 per share)	1,550,000	453,825	(143,825)	-	-	310,000
Stock options exercised ($0.60 per share)	350,000	348,488	(138,488)	-	-	210,000
Shares issued for mineral property ($0.73 per share) (Notes 6 and 13)	250,000	182,500	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 13)	200,225	252,751	-	-	-	252,751
Warrants granted	-	-	-	6,755,901	-	6,755,901
Warrants expired	-	-	9,949	(9,949)	-	-
Share issuance cost – cash	-	(1,218,894)	-	-	-	(1,218,894)
Share issuance cost – share	-	(252,751)	-	-	-	(252,751)
Share issuance cost - warrant	-	(1,015,191)	-	-	-	(1,015,191)
Stock-based compensation (Note 10)	-	-	3,237,869	-	-	3,237,869
Subscriptions received in advance	-	-	7,500	-	-	7,500
Tax benefits renounced to flow-through share subscribers	-	(1,429,960)	-	-	-	(1,429,960)
Net loss for the year	-	-	-	-	(11,630,209)	(11,630,209)

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	(19,443,720)	30,332,098

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Other Comprehensive Income	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	-	(7,813,511)	11,899,236
Flow-through shares issued – cash ($1.85 per unit)	5,500,000	6,942,843	-	-	-	-	6,942,843
Warrants exercised ($0.55 per share)	227,500	159,027	-	(33,902)	-	-	125,125
Warrants exercised ($0.40 per share)	683,500	341,401	-	(68,001)	-	-	273,400
Warrants exercised ($0.40 per share)	1,853,000	931,318	-	(190,118)	-	-	741,200
Warrants exercised ($0.75 per share)	2,322,200	2,467,593	-	(725,943)	-	-	1,741,650
Warrants exercised ($0.65 per share)	978,750	967,543	-	(331,356)	-	-	636,187
Agent compensation warrants exercised ($0.40 per share)	21,581	10,780	-	(2,147)	-	-	8,633
Agent compensation warrants exercised ($0.40 per unit)	51,622	25,945	-	(5,296)	-	-	20,649
Agent compensation warrants exercised ($0.36 per unit)	200,468	94,422	-	(22,254)	-	-	72,168
Agent compensation warrants exercised ($0.36 per share)	106,396	49,765	-	(11,462)	-	-	38,303
Agent compensation warrants exercised ($0.65 per share)	556,787	550,417	-	(188,505)	-	-	361,912
Agent compensation warrants exercised ($0.45 per share)	1,985,664	1,694,744	-	(801,196)	-	-	893,548
Agent compensation warrants exercised ($0.75 per share)	765,691	574,268	-	-	-	-	574,268
Stock options exercised ($0.20 per share)	1,500,000	439,185	(139,185)	-	-	-	300,000
Issued for interest in mineral property ($0.73 per share) (Notes 6 and 13)	250,000	182,500	-	-	-	-	182,500
Shares issued for agent services rendered ($1.85 per share) (Note 13)	200,225	252,750	-	-	-	-	252,750
Warrants granted	-	-	-	3,853,668	-	-	3,853,668
Warrants expired	-	-	9,949	(9,949)	-	-	-
Share issuance cost – cash	-	(364,756)	-	-	-	-	(364,756)
Share issuance cost – share	-	(370,415)	-	-	-	-	(370,415)
Share issuance cost – warrant	-	(503,846)	-	-	-	-	(503,846)
Stock-based compensation (Note 10)	-	-	1,214,738	-	-	-	1,214,738
Subscriptions received in advance	-	-	97,500	-	-	-	97,500
Tax benefits renounced to flow-through share subscribers	-	(1,478,400)	-	-	-	-	(1,478,400)
Net loss for the period	-	-	-	-	-	(2,132,211)	(2,132,211)

Balance at 31 May 2006	88,118,367	26,743,205	1,647,005	6,936,162	-	(9,945,722)	25,380,650

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Other Comprehensive Income	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$	$

Balance at 30 November 2006	96,251,717	36,879,416	3,437,008	9,459,394	-	(19,443,720)	30,332,098
Warrants exercised ($0.75 per share) (Note 9)	1,666,650	1,770,999	-	(521,011)	-	-	1,249,988
Warrants exercised ($0.65 per share) (Note 9)	4,125,000	4,077,769	-	(1,396,519)	-	-	2,681,250
Agent compensation warrants exercised ($0.45 per share) (Note 9)	1,336	1,140	-	(539)	-	-	601
Agent compensation warrants exercised ($0.75 per share) (Note 9)	37,808	28,356	-	-	-	-	28,356
Stock options exercised ($0.20 per share) (Note 9)	100,000	29,279	(9,279)	-	-	-	20,000
Stock options exercised ($0.60 per share) (Note 9)	500,000	497,840	(197,840)	-	-	-	300,000
Stock-based compensation (Note 10)	-	-	430,277	-	-	-	430,277
Subscriptions received in advance	-	-	(7,500)	-	-	-	(7,500)
Tax benefits renounced to flow-through share subscribers (Note 12)	-	(7,205,697)	-	-	-	-	(7,205,697)
Other comprehensive income	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	2,095,287	2,095,287

Balance at 31 May 2007	102,682,511	36,079,102	3,652,666	7,541,325	-	(17,348,433)	29,924,660

The accompanying notes are an integral part of these financial statements.

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Summary of Mineral Properties Expenditures

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 May 2007	For the three month period ended 31 May 2006	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$	$	$

Exploration operating expenses
Amortization	16,502	-	16,502	-
Assaying and geochemical	18,783	15,286	30,008	15,435
Camp costs and field supplies	91,233	101,581	119,090	101,581
Claim maintenance and permitting	25,085	33,890	27,471	57,550
Community relations and government	29,990	12,211	29,990	74,000
Drilling	141,015	-	141,015	-
Equipment rental	24,060	34,626	24,060	34,626
Geology and engineering	(60,822)	80,249	37,326	96,825
Geophysics	3,000	-	3,000	-
Metallurgical studies	48,146	-	48,146	-
Orthophotography	128,828	-	128,828	-
Staking and line cutting	105,655	82,956	105,655	82,956
Surveying	103,041	324,027	183,857	324,027
Transportation and fuel	728,657	693,934	759,506	694,750
Wages, consulting and management fees	350,438	280,612	461,011	367,913

	1,753,611	1,659,372	2,115,465	1,849,663

Acquisition of mineral property interests (Notes 6 and 13)	-	-	-	258,536

Recovery of mineral property cost (Note 6)	(192,443)	(15,000)	(192,443)	(15,000)

	1,561,168	1,644,372	1,923,022	2,093,199

Details on Mineral Properties Expenditures (Note 6)

The accompanying notes are an integral part of these financial statements.

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 May 2007	For the three month period ended 31 May 2006	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$	$	$

Advertising and promotion	111,077	90,827	249,218	148,114
Amortization	4,704	5,018	10,910	6,514
Automotive	1,951	931	3,406	1,862
Bank charges and interest (Note 13)	415	303	809	844
Consulting fees (Note 8)	-	21,495	-	35,839
Director fees (Note 8)	8,000	7,934	35,000	11,000
Filing and financing fees	23,313	45,864	60,983	53,371
Legal and accounting (Note 8)	112,919	50,903	176,022	96,898
Management fees (Note 8)	100,000	22,500	117,500	45,000
Meals and entertainment	14,264	7,351	22,384	13,353
Office and miscellaneous	86,468	27,192	125,333	61,821
Rent and utilities	10,945	5,375	23,557	12,503
Salaries and benefits (Note 8)	107,337	-	166,717	-
Secretarial fees (recovery) (Note 8)	(3,000)	9,000	8,500	18,037
Stock-based compensation (Note 10)	210,192	63,280	430,277	1,214,738
Telephone and internet	2,482	1,011	9,587	3,195
Transfer fees and shareholder information	61,707	33,265	117,517	58,852
Travel	33,053	14,791	41,344	21,570

	885,827	407,040	1,599,064	1,803,511

The accompanying notes are an integral part of these financial statements.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 31 May 2007 and for the six month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has income of $2,095,287 for the six month period ended 31 May 2007 (31 May 2006 - loss of $2,132,211) and has working capital of $29,542,317 at 31 May 2007 (31 May 2006 - $25,291,167, 30 November 2006 - $30,224,674).

The Company had cash and cash equivalents of $32,844,518 at 31 May 2007 (31 May 2006 - $25,970,065, 30 November 2006 - $30,149,153), but management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2007.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) for interim financial information.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.  Operating results for the six month period ended 31 May 2007 are not necessarily indicative of the results that may be expected for the year ended 30 November 2007.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2006.

 (9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

Available for sale investments are reported at fair value based on quoted market prices.  Unrealized gains and losses on available for sale investments are included in shareholders’ equity as a component of other comprehensive income.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance
Field equipment	20%	declining balance
Furniture and fixtures	20%	declining balance

Amortization of assets used in exploration is expensed to mineral properties expenditures.

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.  Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian GAAP.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

 (10)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, “Stock-Based Compensation and Other Stock Based Payments”, of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Basic and diluted earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

 (11)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”.  This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2007 the Company recognized a future income tax liability of $2,382,426 (31 May 2006 - $Nil, 30 November 2006 - $Nil).  As at 31 May 2006 and 30 November 2006, the Company’s net future income tax assets are fully offset by a valuation allowance.

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

 (12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, available for sale investments, amounts receivable, prepaid expenses and accounts payable and accrued liabilities.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Restricted Cash and Cash Equivalents

A total of $12,974,868 of the Company’s cash and cash equivalents at 31 May 2007 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures.

4.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	As at 31 May 2007	As at 31 May 2006	As at 30 November 2006 (Audited)
	$	$	$

Goods and Services Tax receivable	187,235	135,786	198,876
Interest receivable	212,852	5,410	159,551

	400,087	141,196	358,427

 (13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

5.

Property, Plant and Equipment

	Cost	Accumulated amortization	Net book value
			As at 31 May 2007	As at 31 May 2006	As at 30 November 2006 (Audited)
	$	$	$	$	$

Computer equipment	42,487	16,089	26,398	27,410	31,058
Equipment	62,166	12,042	50,124	44,247	53,231
Field equipment	300,000	15,000	285,000	-	-
Furniture and fixtures	25,705	4,884	20,821	17,826	23,135

	430,358	48,015	382,343	89,483	107,424

During the six month period ended 31 May 2007, total additions to property, plant and equipment were $302,331 (31 May 2006 - $81,884, 30 November 2006 - $111,504).

6.

Mineral Properties

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 hectares (“ha”) (4,450.50 acres) (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories (“NT”), Canada, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase the NSR for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 8,799.95 ha (21,735.38 acres) and increased the size of the Contact Lake Mineral Claims to 10,601.57 ha (26,185.88 acres).  The Contact Lake Mineral Claims now consists of sixteen contiguous claims located 5 kilometers (“km”) southeast of Port Radium on the east side of Great Bear Lake and 423 miles north of the city of Yellowknife, NT.

Expenditures related to the Contact Lake Mineral Claims for the six month period ended 31 May 2007 consist of amortization of $15,000 (31 May 2006 - $Nil), assaying and geochemical of $30,008 (31 May 2006 - $15,435), camp costs and field supplies of $93,550 (31 May 2006 - $101,581), claim maintenance and permitting of $13,452 (31 May 2006 - $53,748), community relations and government of $15,456 (31 May 2006 - $69,050), equipment rental of $17,740 (31 May 2006 - $34,626), geology and engineering of $36,794 (31 May 2006 - $96,825), orthophotography of $103,306 (31 May 2006 - $Nil), staking and line cutting of $Nil (31 May 2006 - $82,956), surveying of $176,377 (31 May 2006 - $324,027), transportation and fuel of $233,876 (31 May 2006 - $694,750) and wages, consulting and management fees of $418,921 (31 May 2006 - $361,333).

 (14)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in four mineral claims, totalling 2,424.23 ha (5,987.85 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Glacier Lake Mineral Claims for the six month period ended 31 May 2007 consist of amortization of $1,502 (31 May 2006 - $Nil), camp costs and field supplies of $6,562 (31 May 2006 - $Nil), claim maintenance and permitting of $6,867 (31 May 2006 - $Nil), community relations and government of $14,534 (31 May 2006 - $Nil), drilling of $141,015 (31 May 2006 - $Nil), equipment rental of $5,475 (31 May 2006 - $Nil), geology and engineering of $450 (31 May 2006 - $Nil), metallurgical studies of $48,146 (31 May 2006 - $Nil), orthophotography of $25,522 (31 May 2006 - $Nil), surveying of $7,480 (31 May 2006 - $Nil), transportation and fuel of $523,410 (31 May 2006 - $Nil), wages, consulting and management fees of $22,415 (31 May 2006 - $Nil) and recovery of mineral property costs of $186,651 (31 May 2006 - $Nil).

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims, totalling 1,447.26 ha (3,574.73 acres) (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, NT, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

Expenditures related to the Port Radium – Crossfault Lake Mineral Claims for the six month period ended 31 May 2007 consist of claim maintenance and permitting of $Nil (31 May 2006 - $3,802), community relations and government of $Nil (31 May 2006 - $4,950) and wages, consulting and management fees of $Nil (31 May 2006 - $6,580).

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc., to purchase a 50% undivided right, title and interest in three mineral claims, totalling 106.53 ha (263.13 acres) (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, NT, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Eldorado Uranium Mineral Claims for the six month periods ended 31 May 2007 and 31 May 2006.

 (15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended 30 November 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 (Note 13).  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 263 miles north of Yellowknife, NT, totalling 5,867.23 ha (14,492.06 acres).

Total expenditures related to the North Contact Lake Mineral Claims consist of acquisition costs of $257,500 made during the six month period ended 31 May 2006.

South Eldorado Uranium Claims, Northwest Territories

During the six month period ended 31 May 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife.  The claims consist of 15,055.31 ha (37,202.32 acres).

Expenditures related to the South Eldorado Uranium Mineral Claims for the six month period ended 31 May 2007 consist of camp costs and field supplies of $18,978 (31 May 2006 - $Nil), claim maintenance and permitting of $4,766 (31 May 2006 - $Nil), equipment rental of $845 (31 May 2006 - $Nil), geophysics of $3,000 (31 May 2006 - $Nil), staking and line cutting of $105,655 (31 May 2006 - $Nil), transportation and fuel of $2,220 (31 May 2006 - $Nil) and wages, consulting and management fees of $19,000 (31 May 2006 - $Nil).

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest subject to a 2% NSR, totalling 361.38 ha (892.61 acres), in the Longtom Property (the “Longtom Property”) located about 350 km northwest of Yellowknife, NT.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.

The Company has the right to acquire the remaining 50% interest subject to a 2% NSR, in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately preceding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 11).

 (16)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

During the year ended 30 November 2003, the Company entered into a Letter of Intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years.

The Company had no expenditures related to the Longtom Property for the six month periods ended 31 May 2007 and 31 May 2006.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 721.42 ha (1,781.90 acres) mineral property located in the Longtom Lake area of the NT, Canada, for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

The Company had no expenditures related to the Longtom Property (Target 1) for the six month periods ended 31 May 2007 and 31 May 2006.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin, 275 km southeast of Yellowknife, NT, for cash proceeds of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company.

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% NSR, in  three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company.  The MacInnis Lake Property now consists of fifteen mineral claims totalling 10,596.35 ha (26,172.98 acres).

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 with Max Resource, whereby Max Resource can earn an interest, subject to a 2% NSR, in the MacInnis Lake Property.  The terms of the option agreement call for Max Resource to make payments as follows:

i.

cash payments totalling $30,000 (received);

ii.

the issuance of 200,000 common shares of Max Resource (received);

iii.

work commitments totalling $2,000,000 over a five year period ($750,000 on or before 1 April 2007 ($237,748 incurred); $250,000 thirty months from 1 April 2005; $250,000 on or before by 1 April 2008; $250,000 on or before 1 April 2009 and $500,000 on or before 1 April 2010.

 (17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

The terms of the option agreement call for Max Resource to earn a 25% interest in the MacInnis Lake Property upon making the payments in i. and ii. above together with the first $1,000,000 in work commitments.  Max Resource may earn a further 25% interest when it completes the $2,000,000 in work commitments.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  The Company is the operator of the project for the term of the option agreement.

The Company has halted exploration activities on this property pending resolution of permit issues.

Expenditures related to the MacInnis Lake Property for the six month period ended 31 May 2007 consist of claim maintenance and permitting of $2,386 (31 May 2006 - $Nil), geology and engineering of $82 (31 May 2006 - $Nil), wages, consulting and management fees of $675 (31 May 2006 - $Nil) and recovery of mineral property costs of $5,792 (31 May 2006 - $15,000).

Recovery of Mineral Property Costs

Recovery of Mineral Property Costs consists mainly of amounts paid to the Company under existing option agreements and camp rental fees paid to the Company:

	For the three month period ended 31 May 2007	For the three month period ended 31 May 2006	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$	$	$

General cash payments related to mineral property option agreements	-	15,000	-	15,000

Cash reimbursements of mineral property expenditures related to mineral properties	192,443	-	192,443	-

	192,443	15,000	192,443	15,000

7.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

Included in the accounts payable and accrued liabilities at 31 May 2007 is $9,092 (31 May 2006 - $76) payable to directors and officers of the Company.

 (18)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

8.

Related Parties Transactions

During the six month period ended 31 May 2007, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $8,500 (31 May 2006 - $18,037) to an individual related to a director of the Company.  On 1 March 2007 this individual became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

ii.

Paid or accrued accounting fees of $6,525 (31 May 2006 - $14,304) to a proprietorship controlled by the corporate secretary of the Company.  On 1 January 2007 the corporate secretary became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

iii.

Paid or accrued consulting fees of $Nil (31 May 2006 - $35,839) to a company controlled by a director of the Company.

iv.

Paid accrued management fees of $117,500 (31 May 2006 - $45,000) to a company controlled by a director of the Company.  On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

v.

Paid or accrued directors fees of $10,000 (31 May 2006 - $7,500) to a partnership controlled by a director of the Company.

vi.

Paid or accrued directors fees of $14,000 (31 May 2006 - $Nil) to a company controlled by a director of the Company.  On 1 January 2007 the director became an employee of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

vii.

Paid or accrued directors fees of $11,000 (31 May 2006 - $11,000) to a company controlled by a director of the Company.

viii.

Paid or accrued salaries and benefits of $166,717 (31 May 2006 - $Nil) to employees who are directors and/or officers of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

 (19)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

9.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

Capital stock transactions of the Company during the six month period ended 31 May 2007 are summarized as follows:

i.

During the six month period ended 31 May 2007, the Company issued 1,666,650 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 May 2007, 177,800 share purchase warrants in this series remain outstanding.

ii.

During the six month period ended 31 May 2007, the Company issued 4,125,000 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 May 2007, 2,146,250 share purchase warrants in this series remain outstanding.

iii.

During the six month period ended 31 May 2007, the Company issued 1,336 common shares valued at a price of $0.45 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 May 2007, 8,000 agent compensation warrants in this series remain outstanding.

iv.

During the six month period ended 31 May 2007, the Company issued 37,808 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  As at 31 May 2007, 20,002 agent compensation warrants in this series remain outstanding.

v.

During the six month period ended 31 May 2007, the Company issued 100,000 common shares valued at a price of $0.20 per share upon the exercise of previously outstanding stock options.  As at 31 May 2007, 200,000 stock options in this series remain outstanding.

vi.

During the six month period ended 31 May 2007, the Company issued 500,000 common shares valued at a price of $0.60 per share upon the exercise of previously outstanding stock options.  As at 31 May 2007, 2,400,000 stock options in this series remain outstanding.

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

 (20)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

The following incentive stock options were outstanding at 31 May 2007:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.15	55,000	0.09
	0.20	200,000	1.10
	0.60	2,400,000	1.67
	1.57	3,250,000	1.33

		5,905,000

The following is a summary of stock based compensation activities during the six month periods ended 31 May 2007 and 2006:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	3,250,000	0.60
Exercised	(1,500,000)	0.20
Expired	(10,000)	0.14

Outstanding and exercisable at 31 May 2006	3,655,000	0.55

Weighted average fair value of options granted during the period		0.40

Outstanding and exercisable at 1 December 2006	6,505,000	1.06

Granted	-	-
Exercised	(600,000)	0.53
Expired	-	-

Outstanding and exercisable at 31 May 2007	5,905,000	1.12

Weighted average fair value of options granted during the period		-

 (21)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 31 May 2007:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Warrants	0.75	177,800	0.31
Warrants	0.65	2,146,250	0.31
Agent compensation warrants	0.45	8,000	0.31
Agent compensation warrants	0.75	20,002	0.31
Agent compensation warrants	2.15	435,680	0.40
Agent compensation warrants	2.10	100,112	0.40
Warrants	2.10	2,750,000	0.40
Agent compensation warrants	2.20	508,296	0.88
Warrants	2.15	3,190,000	0.88

		9,336,140

The following is a summary of warrant activities during the six month periods ended 31 May 2007 and 2006:

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	4,278,625	1.79
Exercised	(9,753,159)	0.56
Expired	(100,000)	0.40

Outstanding and exercisable at 31 May 2006	12,821,320	1.05

Weighted average fair value of warrants granted during the period ended 31 May 2006		1.17

 (22)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

	Number of warrants	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2006	15,166,266	1.35

Granted	668	0.75
Exercised	(5,830,794)	0.68
Expired	-	-

Outstanding and exercisable at 31 May 2007	9,336,140	1.76

Weighted average fair value of warrants granted during the period ended 31 May 2007		-

The weighted average grant date fair value of warrants issued during the six month period ended 31 May 2007, amounted to $Nil per warrant (31 May 2006 - $1.17 per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	As at 31 May 2007	As at 31 May 2006

Risk free interest rate	-	4.31%
Expected life	-	1.5 years
Annualized volatility	-	80.97%
Expected dividends	-	-

10.

Stock-Based Compensation

During the six month period ended 31 May 2007, the Company granted Nil stock options (31 May 2006 - 3,250,000) to employees, directors and consultants.  Options granted prior to 1 December 2006 which vested in fiscal 2007 were estimated using the Black-Sholes model to have a fair value of $430,277 (31 May 2006 - $1,214,738).  The amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

 (23)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	As at 31 May 2007	As at 31 May 2006

Risk free interest rate	-	3.87%
Expected life	-	1 year
Annualized volatility	-	100.03%
Expected dividends	-	-

11.

Commitments

i.

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director of the Company requiring the payment of $5,000 per month.  This amount was increased to $12,500 per month effective 1 February 2006.  This arrangement was terminated retroactive to 1 January 2007 and the individual became an employee of the Company requiring the remuneration of $16,667 per month (Note 8).

ii.

On 10 January 2006, the Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month and the issue of 200,000 stock options exercisable at $0.60 per common share.  The options were issued during the year ended 30 November 2006.

iii.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

iv.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

v.

The Company entered into a five year lease for premise with minimum lease commitments of approximately $3,575 per month.

 (24)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

12.

Income Taxes

During the six month period ended 31 May 2007 the Company issued Nil common shares (31 May 2006 - 5,500,000, 30 November 2006 - 11,880,000) on flow-through basis for gross proceeds of $Nil (31 May 2006 - $10,175,000, 30 November 2006 - $22,297,000).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.  During the six month period ended 31 May 2007, the Company renounced the tax benefits of a total of 11,880,000 flow-through common shares issued prior to 30 November 2006 resulting in an income tax recovery of $4,823,271 and a deferred tax liability of $2,382,426.

13.

Supplemental Disclosures with Respect to Cash Flows

	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$

Cash paid during the period for interest	809	844
Cash paid during the period for income taxes	-	-

During the six month period ended 31 May 2007, the Company sold 200,000 common shares of Max Resources Corp. for proceeds of $198,466 (Note 6).

During the year ended 30 November 2006, the company issued 200,225 common shares valued at $252,751 and 2,036,921 warrants valued at $1,015,191 for agent services rendered.

During the year ended 30 November 2006, the Company issued 250,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 6).

14.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

 (25)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP.  Had the Company prepared the financial statements in accordance with US GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	For the six month period ended 31 May 2007	For the six month period ended 31 May 2006
	$	$

Statement of loss

Net income (loss) for the period based on Canadian GAAP	2,095,287	(2,132,211)
Stock based compensation (Note 15(ii))	-	-
Income tax expense on current period United States GAAP adjustments – Flow-through shares (Note 15(i))	(7,164,240)	(1,478,400)

Net loss for the period based on United States GAAP	(5,068,953)	(3,610,611)

Other comprehensive income (Note 15(iv))	-	-

Comprehensive loss for the period based on United States GAAP	(5,068,953)	(3,610,611)

Loss per share, basic and diluted	(0.05)	(0.05)

Comprehensive loss per share, basic and diluted	(0.05)	(0.05)

Shareholders’ equity

Canadian & US GAAP	29,924,660	25,380,650

 (26)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Balance sheet difference

	As at 31 May 2007	As at 31 May 2006	As at 30 November 2006 (Audited)
	$	$	$

Share capital

Canadian GAAP	47,273,093	35,326,372	49,775,818
Flow-through shares (Note 15(i))	9,668,668	2,552,868	2,504,428
Stock-based compensation (Note 15 (ii))	189,176	189,176	189,176
Other comprehensive income (Note 15(iv))	-	-	38,000

United States GAAP	57,130,937	38,068,416	52,507,422

Deficit

Canadian GAAP	(17,348,433)	(9,945,722)	(19,443,720)
Flow-through shares (Note 15(i))	(9,668,668)	(2,552,868)	(2,504,428)
Stock-based compensation (Note 15(ii))	(189,176)	(189,176)	(189,176)

United States GAAP	(27,206,277)	(12,687,766)	(22,137,324)

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

i.

Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax base is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

 (27)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

Proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at 31 May 2007, for United States GAAP purposes, cash of approximately $12,974,868 would be classified as restricted (Note 3).

ii.

Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options as prescribed under SFAS No. 123 “Accounting for Stock-Based Compensation”.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes 2 and 10.

Prior to 1 December 2002, the Company accounted for stock options under Canadian GAAP as capital transactions when the options were recognized.  Effective 1 December 2002, the Company began accounting for stock option expense on a prospective basis under Canadian GAAP following the fair value method of accounting for stock options.  The Company’s reported increase of $186,176 in both share capital and deficit as at 30 November 2006 and 2005 is the result of the difference in accounting for stock options under Canadian GAAP and United States GAAP prior to 1 December 2002.

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares.  For the years ended 30 November 2006, 2005 and 2004, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the six month periods ended 31 May 2007 and 2006 were 98,096,529 and 76,749,710, respectively.  The weighted average number of common shares outstanding for calculating diluted earnings per share under United States GAAP for the six month period ended 31 May 2007 was 113,337,669.  The calculation of diluted earnings per share for the six month period ended 31 May 2006 proved to be anti-dilutive.

 (28)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

iv.

Comprehensive income

CICA Handbook Section 1530, “Comprehensive Income”, establishes standards for the reporting an display of comprehensive income and its components in the financial statements.  As at 31 May 2007, the Company has items that represent comprehensive income and, therefore, has included a schedule of comprehensive income in the financial statements.

v.

Mineral property expenditures

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 3.  For US GAAP purposes, exploration costs related to unproven mineral properties, leases and permits as well as acquisition costs for properties, leases and permits that do not provide for unrestricted exploration, are expensed as incurred.  The Company tracks expenditures on its mineral properties as exploration or development and under US GAAP capitalizes costs relating to the development of proven reserves.  Capitalized exploration costs are then assessed to determine if a write down in the carrying value is necessary and any write down would be considered an operating expense and included in the determination of operating loss for the period in which the write down occurred.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

 (29)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 May 2007

viii.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143 , “Accounting for Asset Retirement Obligations”. SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after 1 January 2004.  The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xi.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.

Recent pronouncements

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

 (30)

Management’s Discussion and Analysis
for the Six Month Period Ended May 31, 2007

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Six Month Period Ended May 31, 2007

This management’s discussion and analysis (“MD&A”), dated July 9, 2007 should be read in conjunction with the accompanying unaudited financial statements and notes for the six month period ended May 31, 2007.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. (the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”). These properties are in the exploration stage.  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company successfully completed its Phase 1 & 2 drilling and field exploration from its 2006 summer/fall work program at the Company’s Eldorado-Glacier Lake permit area located on the north side of Echo Bay and Contact Lake permit area located south of Echo Bay.  The Company completed 14,475.60 meters of drilling in 2006 (46 holes).

The Company began a detailed regional reconnaissance scale sampling and mapping program on the newly staked South Eldorado Uranium Mineral Claims. The Company intends to rapidly advance its uranium exploration and drilling activities in 2007 and continue with development of its strategically owned assets in the Eldorado & Contact Lake uranium and IOCG districts.

The Company began its 2007 summer/fall exploration drill program at the Company’s Eldorado-Glacier Lake permit area and Contact Lake permit area in May 2007.  The estimated budget for this program, including contingencies, is approximately $15,000,000 which will involve approximately 30,000 meters of drilling.

In June 2007, the Company announced that it received approval for an additional 100,000 meters of drilling at the Eldorado IOCG & uranium project (the “Eldorado & Glacier Lake Permit”) and an additional 100,000 meters of drilling at the Contact Lake IOCG & uranium project (the “Contact Lake Permit’) from the Sahtu Land & Water Board.  The amended Eldorado & Glacier Lake Permit authorizes up to 100,000 meters of drilling and the amended Contact Lake Permit authorizes up to 100,000 meters of drilling and collectively the permits cover an area consisting of 20,446.82 hectares (“ha”) (50,503.65 acres).  The two five year Class-“A” drill permit amendments were submitted to the Sahtu Land & Water Board in January 2007 and were approved and issued on June 6, 2007.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “ASX” and on the OTCBB under the symbol “ASXSF”.

As at May 31, 2007 the Company had $32,844,518 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is $31,699,641 which is sufficient to cover additional property acquisitions, planned exploration expenditures, drilling, and administration for at least 12 months.

RESULTS OF OPERATIONS

SUMMARY

The Company’s net loss for the three month period ended May 31, 2007 was $(1,367,919) or $(0.014) per share compared to a net loss of $(1,897,081) or $(0.023) per share for the three month period ended May 31, 2006.  The Company’s net income for the six month period ended May 31, 2007 was $2,095,287 or $0.021 per share compared to a net loss of $(2,132,211) or $(0.028) per share for the six month period ended May 31, 2006.  The increase in net income is mainly attributed to a future income tax recovery of $4,823,271 recorded on $22,178,100 of flow-through shares that were renounced on December 31, 2006.  Also contributing to the period over period differences were an increase in advertising and promotion of $101,104, legal and accounting fees of $79,124, management fees of $72,500, office and miscellaneous expenses of $63,512, transfer fees and shareholder information expenses of $58,665 and salaries and benefits of $166,717. The expenditures were offset by a decrease in stock-based compensation, a non-cash expense, of $784,461, a decrease in mineral property expenditures of $170,177, an increase in interest income of $381,537 and a gain on sale of available for sale investments of $126,466.

The Company has recorded a deferred tax liability of $2,382,426 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006 but have not yet been spent on mineral property exploration.

Advertising and promotion expenses for the six month period ended May 31, 2007 were $249,218 as compared to $148,114 for the same period in the prior year, with the increase attributed to costs associated with news release dissemination and fees paid to consultants.

Legal and accounting fees have increased to $176,022 for the six month period ended May 31, 2007 as compared to $96,898 for the six month period ended May 31, 2006.  The increase is primarily attributed to legal fees paid to counsel for the Company’s 2006 Annual General Meeting, the September 2006 Private Placement and other general matters.

Management fees increased to $117,500 for the six month period ended May 31, 2007, from $45,000 for the same period in the prior year.  The increase is attributed to $100,000 paid to the Company’s President for services provided and covered by a signed management agreement.

Office and miscellaneous expenses for the six month period ended May 31, 2007 were $125,333 as compared to $61,821 for the same period in the prior year.  The increase in costs for the period is directly attributed to the move to larger office premises in September 2006 and an increase in insurance costs.

Transfer fees and shareholder information costs for the six month period ended May 31, 2007 were $117,517 as compared to $58,852 for the same period in the prior year and can be attributed to increased fees and increased number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Salaries and benefits for the six month period ended May 31, 2007 increased to $166,717 as compared to $Nil for the same period in the prior year.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

Stock based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the period.  Stock-based compensation decreased to $430,277 for the six month period ended May 31, 2007 as compared to $1,214,738 for the same period in the prior year.  The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.  The Company uses the Black-Sholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.

Interest income for the six month period ended May 31, 2007 increased to $667,636 as compared to $286,099 for the same period in the prior year, primarily due to significantly higher average cash balances in 2007 versus 2006.  Cash is invested either in interest-earning accounts or term deposits until required.

Total assets at May 31, 2007 increased to $33,726,613 from $30,798,020 at November 30, 2006 primarily as a result of mineral property expenses.  In addition, the company realized cash inflows from the exercise of warrants and options of $4,280,195 and proceeds from available for sale investments of $198,466 offset by the purchase of property, plant and equipment of $302,331 and cash outflows from operations of $1,473,465.

The Company sold 200,000 shares of available for sale investments for total proceeds of $198,466, realizing a gain of $126,466.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the six month period ended May 31, 2007 and 2006 are summarized below:

For the Six Month Period Ended May 31, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,154,480	-	-	1,154,480
Port Radium – Glacier Lake Mineral Claims, NT	803,378	-	(186,651)	616,727
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
South Eldorado Uranium Mineral Claims, NT	154,464	-	-	154,464
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	3,143	-	(5,792)	(2,649)
	2,115,465	-	(192,443)	1,923,022

For the Six Month Period Ended May 31, 2006	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,834,331	-	-	1,834,331
Port Radium – Glacier Lake Mineral Claims, NT	-	-	-	-
Port Radium – Crossfault Lake Mineral Claims, NT	15,332	-	-	15,332
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	-	257,500	-	257,500
Longtom Property – Longtom Lake, NT	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, NT	-	-	-	-
MacInnis Lake Property – MacInnis Lake, NT	-	-	(15,000)	(15,000)
Dixie Lake Property – Red Lake, Ontario	-	1,036	-	1,036
	1,849,663	258,536	(15,000)	2,093,199

Additional particulars of expenditures on mineral properties are provided in note 6 to the unaudited financial statements for the six month period ended May 31, 2007.

PROPERTIES

Alberta Star’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests are situated north of Eldorado/Port Radium, NT and to the south of Contact Lake, NT, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package consisting of 35,502.12 ha (87,705.96 acres), in the region.

Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five mineral claims, totalling 1,801.82 ha (4,450.50 acres) located in the Contact Lake area, 680 km north of Yellowknife, NT. The acquisition was completed after payment of $60,000 and the issuance of 300,000 of the Company’s common shares, at a deemed value of $72,000. The Company completed additional staking in the area in order to increase the project size to 16 mineral claims, totalling 10,601.57 ha (26,185.88 acres). Collectively the properties are known as the Contact Lake Mineral Claims.

Exploration Program – 2007 Summer/Fall

The Company’s 2007 exploration drilling is based on the Company’s previous drill programs and is focused on expanding newly discovered zones, determining continuity and orientation, locating higher grade extensions of IOCG and uranium mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the Eldorado & Contact Lake project areas.  The Company’s two base exploration camps, personnel and supporting infrastructures are now fully operational and the Company has commenced drilling at two locations at Eldorado targeting IOCG & uranium targets.  Two helicopters are currently stationed at the project site.  Great Slave/Sahtu Helicopters Ltd. oversees the transport of the heli-portable drilling rigs to the various drilling locations on the project.  The Company has secured delivery of all its immediate Jet-B and diesel fuel needs for the duration of the program.

The Company has assembled an experienced IOCG & uranium technical team with advanced uranium exploration expertise.  The Company contracted Aurora Geoscience Ltd. (“Aurora”) to supervise the 2007 drilling program at both the Eldorado and Contact Lake IOCG & uranium projects.  Aurora, a geological services company from Yellowknife, NT, has experience running large exploration camps, supervising diamond drill operations and overseeing drill core logging in Canada’s northern regions.  Mr. Lou Covello is overseeing the Company’s diamond drill supervision on behalf of Aurora.  Mr. Covello is a professional geologist with over 35 years experience in uranium, diamond and base and precious metals exploration in Canada and Australia.

The estimated budget for the 2007 exploration drill program, including contingencies, is approximately $15,000,000.

Expenditures related to the Contact Lake Mineral Claims for the six month period ended 31 May 2007 consist of amortization of $15,000 (31 May 2006 - $Nil), assaying and geochemical of $30,008 (31 May 2006 - $15,435), camp costs and field supplies of $93,550 (31 May 2006 - $101,581), claim maintenance and permitting of $13,452 (31 May 2006 - $53,748), community relations and government of $15,456 (31 May 2006 - $69,050), equipment rental of $17,740 (31 May 2006 - $34,626), geology and engineering of $36,794 (31 May 2006 - $96,825), orthophotography of $103,306 (31 May 2006 - $Nil), staking and line cutting of $Nil (31 May 2006 - $82,956), surveying of $176,377 (31 May 2006 - $324,027), transportation and fuel of $233,876 (31 May 2006 - $694,750) and wages, consulting and management fees of $418,921 (31 May 2006 - $361,333).

Exploration Results – 2006 Summer/Fall

In March 2007, the Company reported that it received the assay results from an additional seven drill holes from the summer/fall drill program at the South Echo Bay gossan (“Echo Bay Program”) and from the Mag Hill VTEM anomaly (“Mag Hill Program”). The Echo Bay and Mag Hill drill programs were designed to evaluate the silver, uranium and poly-metallic potential of this newly emerging mineralized region. The region is situated at the southern end of the southeast arm of Echo Bay and is viewed by us as having the potential to host bulk tonnage mineralization. The drill results were successful in intercepting significant silver mineralization beneath a large pyretic gossan. The silver is contained in pyrite, chalcopyrite veins and disseminations within a kilometer scale phyllic and potassic alteration halo. The alteration zone is peripheral to an extensive zone of intense magnetite-actinolite-apatite alteration that was intersected in all holes drilled in the Mag Hill Program.  The South Echo Bay gossan silver-uranium target is located on our property, on the southern end of Echo Bay and 3 km due east of the Contact Lake Silver & Uranium mine.

The Company intersected 133 meters (439 feet) of 8.78 g/ton silver in hole number six in the Echo Bay silver discovery in Canada’s Northwest Territories. This interval also includes 13.5 meters (44.6 feet) of 17.73 g/ton silver, 6.0 meters (19.8 feet) of 22.13 g/ton silver, 7.5 meters (24.7 feet) of 20.54 g/ton within this interval.  Hole number four intersected 37.5 meters (123.7 feet) of 20.69 g/ton silver including  a 3.0 meter high grade zone of 195.7 g/ton silver (6.29 oz/t). A further 1.5 meters (44.6 feet) of 51.1 g/ton (1.64 oz/t) silver were intersected in hole number five.

The Company believes that the results of the drill holes from the Echo Bay Program and the drill holes from the Mag Hill Program confirms the extensive nature of hydrothermal alteration and mineralization in the Port Radium-Echo Bay-Contact Lake poly-metallic belt. All drill cores from the Echo Bay Program and the Mag Hill Program were prepared, bagged and sealed by our supervised personnel and were transported by plane to ACME Analytical Laboratories Ltd. (“ACME”) where they were crushed and pulped and then transported to ACME’s main laboratories in Vancouver, British Columbia (“BC”) for assaying.

In April 2007, the Company reported that it received assay results from the final eleven holes from the 2006 summer/fall drill program and continues to intersect significant poly-metallic mineralization at Mile Lake, NT.  The Company has intersected poly-metallic breccia’s and veins that are rich in copper, molybdenum, lead, zinc, silver and tungsten  from the Mile Lake Breccia, the Thompson Showing and the J1 target area situated on the Company’s Contact Lake property on the south side of Echo Bay.  Preliminary drilling of the Mile Lake Breccia has yielded significant poly-metallic drill results from drill holes 1 & 2 (NR Nov 16, 2006) and from the balance of 6 drill holes, now reporting from an 8 hole drill program. Drilling and field work has confirmed widespread poly-metallic mineralization at several target areas at Mile Lake, Thompson and J1, in both exploration rock sampling and in drill core.

The Company has intersected 4.50 meters (14.85 feet) of 12.13 g/ton silver, 0.22% copper, 0.26% zinc, in hole CLMB-06-03.  Hole number CLMB-06-04 intersected 3.0 meters of 23.20 g/ton silver. Hole number CLMB -06-07  intersected 1.5 meters (4.95 feet) of 29.10 g/ton silver, 0.36% copper, 0.15% zinc. A further 1.0 meter (3.3 Feet) of  41.10 g/ton silver 0.12%  zinc were intersected in hole CLMB-06-05. All six holes drilled encountered poly-metallic mineralization at Mile Lake, NT.

The Company has intersected 5.50 meters (14.85) of 1.70% copper and 23.90 g/ton silver in hole number TS-06-01 at the Thompson Showing.

The Company believes that the results from the current drill program confirm the extensive nature of hydrothermal alteration and mineralization in the Contact Lake mineral belt. All drill cores were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to ACME in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, BC for assaying.  ACME is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Highlights from significant mineralized down-hole intervals from the Mile Lake and Thompson Program reporting significant high grade silver, copper, lead, zinc values, include drill-hole number:

CLMB-06-03 intersected 4.5 meters (14.85 Feet) of 12.13 g/ton silver, 0.22% copper and 0.26% zinc.

•

A second interval of 4.5 meters (14.85 feet) of 11.0 g/ton silver, 0.23% copper, 0.07% lead, 0.26% zinc.

CLMB-06-04 intersected 3.0 meters (9.9 feet) of 23.20 g/ton silver

•

Also 3.0 meters (9.9 feet) of 12.30 g/ton silver, including 1.5 meters (3.3 feet) of 15.60 g/ton silver.

CLMB-06-07 intersected 6.0 meters (19.8 feet) of 7.43 g/ton silver, including 1.5 meters of 29.10 g/ton silver, 0.36% copper and 0.15% zinc.

.

TS-06-01 intersected 5.5 meters (18.15 feet) of 1.70% copper and 23.90 g/ton silver.

Future Developments

The Company has begun an exploration program for 2007 on its Contact Lake IOCG & Uranium Project that includes detailed mapping, rock sampling, ground geophysics and extensive diamond drilling through fall 2007.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims totalling 2,424.23 ha (5,987.85 acres); collectively known as the Port Radium-Glacier Lake Mineral Claims. The properties are situated 1.5 km east of Port Radium on Great Bear Lake, NT. The interest was acquired by the Company paying $30,000 and issuing 360,000 common shares, valued at $72,000. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver) are situated on property owned by the Company.  The Port Radium uranium belt was formerly one of Canada’s principal producers of Pitchblende uranium during the 1930s and 1940s.

Exploration Program – 2007 Summer/Fall

The Company has been granted “permission to drill” by the Chief Inspector of Mines for the Northwest Territories for the 2007 drill program at its Eldorado and Contact Lake Projects.  The Company also received notice from the Chief Inspector of Mines that the Safety Program submitted by the Company in support of the Company’s drill program is in compliance with Section 15.02 of the Mine Health and Safety Act and Regulations and is deemed acceptable.

The Company successfully mobilized two drilling rigs, drilling equipment, drilling personnel and commenced drilling in May 2007.  The drilling crews are utilizing two Boyles BBS-25A (71 Series) drilling rigs which operate under the supervision of drill foreman Dave Peter’s from Foraco Drilling Ltd. (formerly Connor’s Drilling Ltd.).

The Company also reported that it has been advised by the Surveyor-General’s office of the Department of Natural Resources that the Company’s Legal Survey to Lease at the Glacier Lake uranium claims has been formally approved.  The Survey to Lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT on behalf of the Company.   The survey area completed consists of 1821.08 ha (4,500 acres) and increases the Company’s 100% lease ownership of this prospective uranium bearing land package.  The newly approved leases are adjacent to the Eldorado Uranium Mine- Lease Claims, which are also included within the Company’s land holdings.  The Eldorado uranium leases were formally owned by Eldorado Mining and Refining Ltd., a former producer of uranium and Federal Crown Company from 1944 to 1960.  The Company has now completed and received approval from the Canadian Department of Natural Resources on a total of three Legal Land Surveys on the Company’s properties.  The surveyed lease claims include the Eldorado Uranium Mine Lease Claims, Glacier Lake Lease Claims and the Contact Lake Mine Lease Claims.

Expenditures related to the Glacier Lake Mineral Claims for the six month period ended 31 May 2007 consist of amortization of $1,502 (31 May 2006 - $Nil), camp costs and field supplies of $6,562 (31 May 2006 - $Nil), claim maintenance and permitting of $6,867 (31 May 2006 - $Nil), community relations and government of $14,534 (31 May 2006 - $Nil), drilling of $141,015 (31 May 2006 - $Nil), equipment rental of $5,475 (31 May 2006 - $Nil), geology and engineering of $450 (31 May 2006 - $Nil), metallurgical studies of $48,146 (31 May 2006 - $Nil), orthophotography of $25,522 (31 May 2006 - $Nil), surveying of $7,480 (31 May 2006 - $Nil), transportation and fuel of $523,410 (31 May 2006 - $Nil), wages, consulting and management fees of $22,415 (31 May 2006 - $Nil) and recovery of mineral property costs of $186,651 (31 May 2006 - $Nil).

Exploration Results – 2006 Summer/Fall

In April 2007, the Company reported the assay results from a detailed mapping and field sampling program conducted at the Echo Bay Target area during the summer and fall of 2006.  The detailed grid area encompassed 5.25 square km at 100 meter grid spacings and is located northeast of the Echo Bay Mine site.  The geology of this highly mineralized area is dominated by porphyritic and amygdaloidal andesites intruded by feldspar porphyry and granitic stocks that included areas of intense brecciation and hydrothermal alteration.  A total of 138 grab samples were taken from the grid area and the samples demonstrate the widespread distribution of base and precious metals in breccias, veins and intensely altered rocks.  The Company is reporting significant poly-metallic assay values from the sampling program which includes assay results up to 5505.0 gm/mt (177.01 oz/mt) silver, 30.3 gm/mt gold, 38.95% copper, 7.10% zinc, 0.51% nickel, 0.35% cobalt, 0.18% bismuth and 0.068% U308.

The Company believes that the results from the sampling program confirm the extensive nature of hydrothermal alteration and mineralization at the Echo Bay Grid.  All grab samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to ACME in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, BC for assaying.

Also in April 2007, the Company announced the results of its preliminary metal recovery tests from samples of uranium, silver, copper, nickel and cobalt tailings from the former Eldorado Uranium & Echo Bay mining operations.  The Company has received a report (the “SGS Report”) from SGS Lakefield Research Ltd. (“SGS”), which conducted the mineral processing and metallurgical testing of tailings collected by the Company during the summer of 2006 from the Eldorado & Echo Bay silver and uranium mines. The purpose of the SGS Report was to determine the nature and mode of occurrence of uranium-bearing minerals and base metal bearing sulphides.  The SGS report includes an investigation of the mineralogical properties, physical characterization, tailings composite, and an assessment of the leachability of the tailings to determine the potential recovery of uranium, silver, cobalt, nickel and copper.  The Eldorado tailings samples have yielded up to a 93% uranium recovery in gravity separation and up to a 98% uranium recovery using carbonate POX after grinding to 100 microns.  The testing also yielded up to a 91% Copper recovery and up to a 87% silver recovery from flotation using collectors only.  Flotation using collectors only recovered up to 60% of uranium, cobalt, nickel, zinc and gold.  The Company intends to commission additional metallurgical studies to determine the recoverability of metals from these tailings as the Company’s Eldorado & Contact Lake programs advance.

HIGHLIGHTS FROM THE PRELIMINARY SGS LAKEFIELD TEST WORK INCLUDE:

·

Up to 93% of uranium recovered in gravity separation using heavy liquids.

·

Up to 98% of uranium recovered using Carbonate POX after grinding to –100 microns.

·

Up to 91% of copper recovered from flotation using collectors only.

·

Up to 87% of silver recovered from flotation using collectors only.

·

Up to 60% of uranium, cobalt, nickel, zinc and gold recovered from flotation using collectors only.

The average grade of tailings previously reported by the Company and taken from 83 sample sites is 154 g/ton silver (Ag), 0.079% U308, 0.27% copper (Cu), 0.073%  cobalt (Co) and 0.050% nickel (Ni).

Eldorado / Echo Bay Mine - Uranium & Silver Tailings Summary

Copper (Cu)	U3O8	Silver (Ag)	Cobalt (Co)	Nickel (Ni)
wt %	wt %	g/ton	wt %	wt %
0.273%	0.079%	154	0.073%	0.050%

Notes:
*Sample spacing is irregular and taken where available

*Assay results are preliminary and subject to natural metal leaching and/or enrichment

*Tailings samples ranged in size from ~1 to 5 Kg

*Tailings from Radium Lake and Labine Point causeway are contaminated with waste rock and were sieved to  -20 mesh to remove most of the waste rock gangue

*The oversize material (assumed waste rock) carries metal values

*The results of this work are interpreted to indicate that full tailings delineation and assaying is warranted

Future Developments

The Company has begun an exploration program for 2007 on its Eldorado IOCG & Uranium Project that includes detailed mapping, rock sampling, ground geophysics and extensive diamond drilling through fall 2007.

Port Radium – Crossfault Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,447.26 ha (3,574.73 acres) located north of Port Radium, NT, known as the Port Radium – Crossfault Lake Mineral Claims. The acquisition was completed after payment by the Company of $60,000 and issuance of 450,000 of its common shares (valued at $297,000). One-half of the NSR may be purchased for a one-time payment of $1,000,000 by the Company.

The Crossfault Lake claim block includes over 40 different metallic minerals, as identified by past geologists.  The Port Radium uranium belt was formally one of Canada’s principal producers of Pitchblende uranium in the 1930s and 1940s.

Port Radium – Eldorado Mineral Claims (Uranium Lease Claims), NT

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral leases totalling 106.53 ha (263.13 acres), located at Port Radium on Great Bear Lake, NT for a cash payment of $20,000 (paid).  Acquisition of the 50% ownership in the property entitled the Company to full access and possession to a detailed technical library, exploration reports and historical data in South Malartic’s possession.  Also, included in the data acquisition were reports, maps, historical uranium production records, drill logs and uranium assay reports.

The property is located on Labine Point at Port Radium, NT.  Starting in 1933, the mine produced 15 million pounds of high grade uranium and 8 million ounces of silver, plus copper, nickel, radium, lead and polonium.  The mine currently has about 40 km of existing underground workings on 14 levels.

North Contact Lake Mineral Claims – Contact Lake, NT

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 263 miles north of Yellowknife, NT and consist of 5,867.23 ha (14,492.06 acres).

The property is in the northern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, having hundreds of known or recorded copper, gold, silver, nickel, cobalt, REE and high grade uranium occurrences identified in Proterozoic rocks.

 South Eldorado Uranium Mineral Claims, NT

During the six month period ended May 31, 2007, the Company staked sixteen claims (the “South Eldorado Uranium Mineral Claims”), located ten miles south of the Eldorado uranium mine on the east side of Great Bear Lake, NT and 423 miles north of the city of Yellowknife.  The claims consist of 15,055.30 ha (37,202.31 acres).

Exploration Program – 2007 Summer/Fall

In March 2007, the Company reported that it began a detailed regional reconnaissance scale sampling and mapping program.  The anomalous areas of the Eldorado south uranium claims includes several large radiometric anomalies of up to 2.5 km in length and suggests a potentially significant near surface uranium target.  These large uranium anomalies have never been explored nor drill tested and will be an important focus of exploration by the Company in 2007.  The airborne geophysical survey was conducted in July 2006 and consisted of 16,708 line-kilometers at 100 meter line-spacings and was completed under hot, sunny and dry weather conditions.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of uranium and poly-metallic deposition.

In April 2007, the Company reported that it has submitted a formal application for a 75,000 meter “5-Year” drill permit to the Sahtu Land and Water Board (“SLWB”) which includes the area of the Eldorado South Anomaly. The permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters.  The Company has completed a comprehensive First Nations Traditional Educational Knowledge Report for this region which was completed to the satisfaction of the Deline Land Corporation and the Community of Deline.  The Company intends to further expand wildlife and environmental programs and baseline studies in the Eldorado & Contact Lake uranium districts as the projects advance. On December 19, 2005 the Company signed a 5 Year Cooperation, Access and Benefits Agreement with the Deline Land Corp and the Sahtu Dene & Metis for the eastern Great Bear Lake Region.  The SLWB is currently reviewing and overseeing the issuance of the new “Class A- 5 year drill permit” application.

In its effort to maintain strong relations and an ongoing working relationship with the Deline Land Corp. and the people of Sahtu-Dene First Nations peoples living in Deline, the Company visited and participated in a comprehensive Community Consultation on April 16, 2007 in the community of Deline, NT.  The Company made a detailed presentation to the community of the Company’s results of a successful 2006 exploration & drilling program and the Company’s future plans for expanded exploration and drilling in the 2007 season.  The Company addressed various environmental issues, environmental best practices management strategy, sustainable development philosophy and its policy of First Nations community outreach and development in the Sahtu Region.  The Company continues to maintain strong relations and a solid working relationship with the Deline Land Corp. and the people of Deline Sahtu-Dene First Nations.  The Company places the long term relationship and well-being of the Community of Deline, as the cornerstone to a successful working relationship and a corporate priority, governing its long-term principles with regard to the responsible sustainable development in the Sahtu Region.

Expenditures related to the South Eldorado Uranium Mineral Claims for the six month period ended 31 May 2007 consist of camp costs and field supplies of $18,978 (31 May 2006 - $Nil), claim maintenance and permitting of $4,766 (31 May 2006 - $Nil), equipment rental of $845 (31 May 2006 - $Nil), geophysics of $3,000 (31 May 2006 - $Nil), staking and line cutting of $105,655 (31 May 2006 - $Nil), transportation and fuel of $2,220 (31 May 2006 - $Nil) and wages, consulting and management fees of $19,000 (31 May 2006 - $Nil).

Exploration Results – 2007 Summer/Fall

In April 2007, the Company reported the discovery of a large highly prospective radiometric anomaly (the “Eldorado South Anomaly”).  The Eldorado South Anomaly is over 3.5 km in length and the expression suggests a potential near surface uranium target.  The radiometric profiles show a clear well defined anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.

Future Developments

The Company has begun an exploration program for 2007 on its newly discovered Eldorado South Anomaly that includes detailed regional reconnaissance scale sampling, soil sampling, prospecting, mapping and ground truthing through fall 2007.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

May 31, 2007	($1,367,919)	($0.014)	($0.014)
February 28, 2007	$3,463,206	$0.036	$0.030
November 30, 2006	($3,895,492)	($0.05)	($0.05)
August 31, 2006	($5,602,506)	($0.06)	($0.06)
May 31, 2006	($1,897,081)	($0.02)	($0.02)
February 28, 2006	($235,130)	($0.004)	($0.004)
November 30, 2005	($846,099)	($0.01)	($0.01)
August 31, 2005	($1,059,803)	($0.03)	($0.03)

The Company did not generate any revenues, other than interest income and proceeds from the sale of available for sale investments, or have extraordinary items or results from discontinued operations in the period covered.

In the second quarter of 2007, the Company’s net loss of $1,367,919 includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at 31 December 2006 but have not yet been spent on mineral property exploration.

In the first quarter of 2007, the Company realized a full-diluted gain of $3,463,206 mainly attributed to a future income tax recovery of $4,156,924 recorded on $22,178,100 of flow-through shares that were renounced on December 31, 2006.

The Company’s net loss of $3,895,492 for the three month period ended November 30, 2006 includes $1,808,444 of expenses relating to mineral properties and $2,293,653 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $1,983,563 relating to stock options granted in the fourth quarter and the vesting of stock options previously granted.  The significant increase in the net loss as compared to the three month period ended November 30, 2005 was mainly attributable to the completion of Phase 1 and 2 drilling and field exploration work program at the Company’s Eldorado & Contact Lake IOCG & Uranium Properties.  In this three month period, there was a $2,355 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment, as well as no recorded future income tax recoveries.

The Company’s net loss of $5,602,506 for the three month period ended August 31, 2006 includes $5,545,488 of expenses relating to mineral properties and $305,529 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $39,568 related to the vesting of 100,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $1,897,081 for the three month period ended May 31, 2006 includes $1,644,372 of expenses relating to mineral properties and $407,040 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $63,280 related to the vesting of 160,000 stock options previously granted.  In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries.  Mineral property expenditures related largely to the exploration of the Contact Lake Mineral Claims.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation, a non-cash expense, of $1,151,458 related to the vesting of 2,910,000 stock options (3,250,000 granted).  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $846,099 for the three month period ended November 30, 2005 includes $598,299 of expenses relating to mineral properties and $247,800 of general and administrative costs. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the acquisition and exploration of the Contact Lake Mineral Claims.

The loss of $1,059,803 for the three month period ended August 31, 2005 includes mineral property expenses of $767,033 and general and administrative expenses of $292,770 respectively. The loss also includes stock based compensation, a non-cash expense, of $185,580 related to the granting of 2,000,000 stock options. Mineral property exploration expenses related to Contact Lake ($689,579) and included camp and field costs ($106,254), consulting, geology and engineering fees ($164,615), transportation ($156,722) and airborne geophysics ($129,962). These costs were associated with the mapping, land surveying, airborne helicopter geophysics on the Contact Lake Property.

LIQUIDITY

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

At May 31, 2007, the Company had cash and cash equivalents on its balance sheet of $32,844,518 and working capital of $29,542,317 as compared to $30,149,153 of cash and cash equivalents and working capital of $30,224,674 at November 30, 2006.  The increase (reduction) in cash and cash equivalents and working capital of $2,695,365 and ($682,357), respectively, is in part due to the receipt of $4,280,195 from the exercise of 6,430,794 stock options and warrants offset by $103,865 from net investing activities and by cash used in operations of $1,473,465.

At July 9, 2007, the Company has cash and cash equivalents of $31,699,641 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through 2007.

CAPITAL RESOURCES

The Company at May 31, 2007, had warrants and stock options outstanding that are currently in the money, which could potentially bring an additional $23,036,462 to the Company’s treasury upon exercise.  The Company has no outstanding debt facility upon which to draw.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised.  The Company is compelled to exercise the Longtom Option within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property or at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property.

The Company must incur mineral property exploration expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property exploration expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.  As a result, the Company is obligated to spend approximately $12,974,868 by October 18, 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin, Robert Hall and Stuart Rogers, who was appointed on March 1, 2007.  Tim Coupland is the Company’s President and Chief Executive Officer, Michael Bogin is the Company’s Chief Financial Officer, Robert Hall is the Company’s Director of Field Operations and Ann-Marie Cederholm is the Company’s Corporate Secretary.  The Company paid or accrued amounts to related parties as follows:

	For the Six Month Period Ended May 31
	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland(1)	$-	$35,839
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	10,000	7,500
Secretarial fees paid to an individual related to Mr. Tim Coupland(1)	8,500	18,037
Management fees paid to a company controlled by Mr. Tim Coupland	117,500	45,000
Director fees paid to a company controlled by Mr. Tracy Moore	11,000	11,000
Director fees paid to a company controlled by Mr. Robert Hall(1)	14,000	-
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(1)	6,525	14,304
Salaries and benefits paid to directors and/or officers of the Company(1)	166,717	-
	$334,242	$131,680

Note:

(1)

Prior to January 1, 2007, the Company incurred management, director, accounting and secretarial fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s system of disclosure controls and procedures includes our Disclosure Policy, our Code of Conduct and Business Ethics and the effectiveness of our Audit Committee.  The Company has established procedures that allow the identification of matters warranting consideration of disclosure by the Audit Committee, as well as procedures for the verification of individual transactions and information that would be incorporated in annual and interim filings, including Financial Statements, Management’s Discussion and Analysis, Annual Information Forms and other related documents.

As required by CSA Multilateral Instrument 52-109, Certification of Disclosure in an Issuer’s Annual and Interim Filings, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of May 31, 2007 under the supervision of management, including the President and the Chief Financial Officer.  The evaluation included review of documentation, enquires of the Company staff and other procedures considered by Management to be appropriate under the circumstances.

As a result of their evaluation, the President and Chief Financial Officer have concluded that the design and operation of the system of disclosure controls was operating properly and in effect as at May 31, 2007.

The President and Chief Financial Officer are also required to file certifications of our interim filings under Multilateral Instruments 52-109.  These certifications may be accessed at www.sedar.com.

OTHER SUBSEQUENT EVENTS

The Company had no events that occurred subsequent to May 31, 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in 2007.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective December 1, 2006, the Company adopted CICA Handbook Section 1530, Comprehensive Income.  Gains or losses associated with items designated as held for trading are recorded in the statement of operations, separate from any interest or dividends earned on these investments.  Gains or losses associated with items classified as available for sale will be separately recorded as unrealized within the Company’s other comprehensive income until such time as the investment is disposed of or, incurs a decline in fair value that is other than temporary, at which time any gains or losses will then be realized and reclassified to the statement of operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, available for sale investments, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of the date of this MD&A, the Company has 102,682,511 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

a)

The Company has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At the Company’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceding and the five days trading days immediately following the date of exercise.

b)

Incentive stock options that could result in the issuance of up to 5,905,000 common shares. Of these stock options, 55,000 are exercisable at $0.15 each, 200,000 are exercisable at $0.20 each, 2,400,000 are exercisable at $0.60 each and 3,250,000 are exercisable at $1.57 each.

c)

Share purchase and agent compensation warrants that could result in the issuance of up to 9,336,140 common shares ranging from $0.45 to $2.20 each. Details of these warrants are described in note 9 to our unaudited financial statement for the six month period ended May 31, 2007.

Form 52-109F2 Certification of Interim Filings

I, Tim Coupland, President and Chief Executive Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending May 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 9, 2007

“/s/ Tim Coupland”

Tim Coupland

President and Chief Executive Officer (CEO)

Form 52-109F2 Certification of Interim Filings

I, Michael Bogin, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the issuer) for the interim period ending May 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 9, 2007

“/s/ Michael Bogin”

Michael Bogin

Chief Financial Officer (CFO)